SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Broadstone Acquisition Corp.
(Name of Issuer)

Class A Ordinary share, par value $0.0001 per share
(Title of Class of Securities)

G1739V100
(CUSIP Number)

June 18, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

SCHEDULE 13G

CUSIP No. G1739V100		Page 2 of 8

1	NAMES OF REPORTING PERSONS
GLG PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,579,958

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,579,958

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,579,958

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.18%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G

CUSIP No. G1739V100		Page 3 of 8
1	NAMES OF REPORTING PERSONS
MAN GROUP PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,579,958

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,579,958

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,579,958

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.18%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13G

CUSIP No. G1739V100		Page 4 of 8

Item 1(a).	Name of Issuer

Broadstone Acquisition Corp. (the "Issuer").

Item 1(b).	Address of the Issuer’s Principal Executive Officers

7 Portman Mews South, Marylebone, London W1H 6AY, United Kingdom.

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	GLG Partners LP (the “Investment Manager”); and

(ii)	Man Group plc (the “Parent Company”).

This Statement relates to Shares (as defined herein) held by certain other funds and/or managed accounts, each to which the Investment Manager serves as investment manager (collectively, the “GLG Funds”). Parent Company indirectly, through various intermediate entities, controls the Investment Manager.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is Riverbank House, 2 Swan Lane, London EC4R 3AD, United Kingdom.

Item 2(c).	Citizenship:

The Investment Manager is a United Kingdom limited partnership. The Parent Company is a Jersey public limited company.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share (the "Shares").

Item 2(e).	CUSIP NUMBER:

G1739V100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G

CUSIP No. G1739V100		Page 5 of 8

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned:

As of June 28, 2021, each of the Reporting Persons may be deemed to be the beneficial owner of 1,579,958 Shares held by the GLG Funds. This amount excludes warrants to purchase Shares (“Warrants”) held directly by the Reporting Persons because the Reporting Persons do not have the right to acquire the Shares underlying the Warrants within 60 days.  The Parent Company hereby disclaims any beneficial ownership of any such Shares.

Item 4(b)	Percent of Class:

As of June 28, 2021, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.18% of Shares outstanding. (This percentage is based on 30,530,301 Shares outstanding as of June 10, 2021 as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on June 10, 2021.)

Item 4(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,579,958
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 1,579,958

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. G1739V100		Page 6 of 8
SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLG PARTNERS LP

By:	/s/ Katherine Squire
Name: Katherine Squire
Title: Chief Compliance Officer

MAN GROUP PLC

By:	/s/ Mark Jones
Name: Mark Jones
Title: Chief Financial Officer

June 28, 2021

SCHEDULE 13G

CUSIP No. G1739V100		Page 7 of 8
EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	8

SCHEDULE 13G

CUSIP No. G1739V100		Page 8 of 8
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

GLG PARTNERS LP

By:	/s/ Katherine Squire
Name: Katherine Squire
Title: Chief Compliance Officer

MAN GROUP PLC

By:	/s/ Mark Jones
Name: Mark Jones
Title: Chief Financial Officer

June 28, 2021